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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hana Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
40963P105
(CUSIP Number)
Thomas Haughey
c/o Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677
(201) 802-4215
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40963P105	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS Par Pharmaceutical, Inc.

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,500,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

	2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

2

ITEM 1. SECURITY AND ISSUER.
This Schedule 13D (the “Schedule 13D”) relates to common stock, par value $0.001 (“Common Stock”) of Hana Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080.
ITEM 2. IDENTITY AND BACKGROUND.
This Schedule 13D is being filed by Par Pharmaceutical, Inc., a Delaware corporation (“Par”). Par is in the business of developing, manufacturing and distributing generic and branded drugs in the United States. The principal executive officers of Par are located at 300 Tice Boulevard, Woodcliff Lake, New Jersey, 07677.
(d)-(e) During the last five years Par has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The aggregate purchase price of the 2,500,000 shares of Common Stock beneficially owned by Par was $5,000,000. The shares were acquired with working capital of Par.
ITEM 4. PURPOSE OF TRANSACTION.
The securities of the Issuer covered by this Schedule 13D (the “Shares”) were acquired by Par as part of the consideration for a license grant from the Issuer and upon execution of a Product Development and Commercialization Sublicense Agreement (the “Sublicense Agreement”) with the Issuer and NovaDel Pharma, Inc. (“NovaDel”). Pursuant to the Sublicense Agreement, the Issuer granted to Par and its affiliates, and NovaDel consented to such grant, a royalty-bearing exclusive right and license to develop and commercialize Zensana within the United States and Canada. The Issuer had previously acquired such exclusive, sublicensable rights from NovaDel, pursuant to a License Agreement with NovaDel dated October 24, 2004. The Sublicense Agreement provided Par with the primary responsibility for the development, regulatory approval by the U.S. Food and Drug Administration (the “FDA”), and sales and marketing of Zensana.
Other than as set forth herein, the Reporting Company has no present plans or proposals which relate to, or may result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) Par beneficially owns 2,500,000 shares of the Issuer’s common stock, which represents 7.9% of the shares.
(b) Par has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition.
(c) No other transactions in the Issuer’s common stock were effected during the past sixty days by the Reporting Company.

(d) To the knowledge of the Reporting Company, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The purchase of the shares was made pursuant to a subscription agreement between Par and the Issuer, dated July 31, 2007. Under the terms of the subscription agreement, Par agreed that it will not sell, transfer or otherwise dispose of all or any such shares for one year following the effective date of the Sublicense Agreement or, if earlier, the filing of a new drug application with the FDA or the termination of the Sublicense Agreement (the “Lock-Up Period”). For a one-year period following the expiration of the Lock-Up Period, Par further agreed not to sell more than 50% of the shares in any 90-day period. The offer and sale of the Company’s shares to PAR was registered under the Securities Act of 1933 and made pursuant to the Company’s Form S-3 registration statement, SEC File. No. 333-138138.

S I G N A T U R E S
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated as of: August 6, 2007
PAR PHARMACEUTICAL COMPANIES, INC.

/s/ Thomas Haughey
Name:	Thomas Haughey
Title:	Executive Vice President -- General Counsel